CNIT ANNOUNCES 2016 FINANCIAL RESULTS

SHENZHEN, China, April 28, 2017 -- China Information Technology, Inc. (Nasdaq:CNIT), a provider of cloud-app technologies for Internet-of-Things (IoT) platforms and internet-based ad and information distribution systems in China, today reported that, for the year ended December 31, 2016, the company had revenue of $10,193,590, a 1 percent decrease on revenue of $10,284,868 in 2015. This decrease was mainly due to a year-over-year drop of about $1.5 million in revenue contributed by CNIT’s government-oriented IT systems business – a segment the company continues to de-emphasize – offset in large part by increased revenue of about $1.4 million contributed by CNIT’s privately -focused cloud-based technology solutions segment.

As a result, however, of a year-over-year increase in cost of revenue of approximately $1.2 million, gross profit as a percentage of revenue for 2016 fell to 25.4 percent from 38.0 percent in the prior year. Nevertheless, in 2016, CNIT cut its loss from operations to $14,577,928, a 46 percent reduction from its 2015 loss from operations of $26,963,357. This improvement resulted primarily from year-over-year decreases of roughly $2.9 million in administrative expenses, $1.3 million in selling expenses, $0.4 million in R&D expenses, and $4.5 million in impairment of intangible assets and goodwill.

Due to assorted non-recurring factors, though, the company had a net loss in 2016 of $18,170,601, or ($.45) per share, compared to a net loss of $7,504,262, or ($.22) per share, in 2015. The most prominent of these factors impacting 2016’s bottom line results was the company’s loss for that year on sale of deposits for land use rights of $2.8 million versus $0 in 2015. The most prominent factors mitigating CNIT’s 2015 net loss was the sale in that year of the company’s factory real estate property, which resulted in a gain on sale of assets of approximately $30.0 million versus $0 in 2016, as well as the company’s 2015 income from discontinued operations of $1.5 million versus $0 in 2016.

CNIT reduced its short-term debt to $7.80 million at year -end 2016, from $15.27 million at the end of 2015. The company’s cash on hand at the end of 2016 was $3.75 million compared to $3.79 million a year earlier.

Among the company’s most important milestones in 2016, said CNIT, was its commercialization of a cloud-based new media ecosystem comprised of a cloud platform, proprietary intelligent display terminals, and a proprietary USB adaptor that easily transforms any kind of display terminal into a cloud-based IoT terminal and links it to CNIT’s cloud platform. This, in turn, allows this terminal to access the company's Yunfa Net advertising content delivery system (www.cnitiot.com), which permits a customer to create reduced-cost ads on a PC or mobile app, instantly transmit them to the terminal, and receive feedback from the terminal on which ads it is displaying. These features enable customers to precisely measure the effectiveness of an ad upon a targeted audience.

As a result of this offering, said CNIT, both the number of subscribers to Yunfa Net and the digital ad terminals connected to the company’s cloud network in 2016 increased significantly.

Regarding 2017, said CEO Mr. Jianghuai Lin, the company’s steady migration to higher-margin cloud-based solution opportunities like Yunfa Net and its recently introduced IoT elevator safety system, Yunti Guard, should allow CNIT to achieve “break-even status or moderate profitability in the second half of the year.”

Mr. Lin added that he believes the company's current cash and cash equivalents, anticipated cash flows from operations in 2017, and additional availability under its borrowing facilities will be sufficient to meet CNIT's operating and financial obligations for the remainder of the calendar year.

“We are confident that 2017 will be the year in which CNIT turns the corner and begins to bloom as one of China’s better known providers of important cloud-based technologies for elevator safety and advertising communications.”

For additional information on CNIT’s 2016 performance, please see the company’s 20-F filing at http://www.chinacnit.com/Relation/SecFill.

About China Information Technology, Inc.
China Information Technology, Inc. (CNIT) is a leading Internet service company that provides integrated cloud-based solutions enabling innovation and smart living in the fields of new media, elevator safety management, education, etc. Through continuous innovation, CNIT is aiming to leverage its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement
This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:
China Information Technology, Inc.
Iris Yan
Tel: +86-755-8370-4767
Email: IR@chinacnit.com
http://www.chinacnit.com
or
Asia IR-PR
Jimmy Caplan
Tel: +512-329-9505
Email: jimmy@asia-irpr.com
or
Media Relations: Asia IR-PR
Rick Eisenberg
Tel: +212-496-6828
Email: rick@asia-irpr.com

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	December 31,	December 31 ,
	2016	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,752,375	$3,786,846
Restricted cash	-	868,317
Accounts receivable, net	3,019,349	3,180,138
Advances to suppliers	235,877	2,526,607
Inventories, net	1,477,783	2,141,093
Other current assets	7,159,803	8,113,861
Receivable from sale of discontinued operations	-	13,272,186
TOTAL CURRENT ASSETS	15,645,187	33,889,048

Deposit for purchase of land use rights	-	14,020,901
Property, plant and equipment, net	8,674,850	8,372,961
Intangible assets, net	1,556,306	2,530,103
Goodwill	-	4,753,454
Long-term investments	43,205	-
Deferred tax assets	100,435	460,237
Other non-current assets	8,267,016	2,065,000
TOTAL ASSETS	$34,286,999	$66,091,704

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	$7,799,852	$15,272,986
Accounts payable	5,993,211	6,943,248
Bills payable	-	1,322,912
Advances from customers	1,668,049	2,651,156
Accrued payroll and benefits	285,284	396,026
Other payables and accrued expenses	3,044,779	4,570,298
Amounts due to related parties	-	141,972
Income tax payable	2,589,422	3,083,792
Derivative Liability – Warrants	3,719	1,156,386
TOTAL CURRENT LIABILITIES	21,384,316	35,538,776

Amounts due to related parties	-	12,359
Deferred tax liabilities	100,435	86,332
TOTAL LIABILITIES	21,484,751	35,637,467

COMMITMENTS AND CONTINGENCIES

Ordinary shares, par $0.01; shares issued and outstanding, 2016; 0 shares; 2015: 120,000 shares	-	360,000

EQUITY
Ordinary shares, par $0.01; authorized capital 100,000,000 shares; shares issued, 2016: 41,633,607 shares; 2015: 40,733,812 shares; shares outstanding, 2016: 40,231,159 shares; 2015: 39,211,364 shares	426,744	416,546
Treasury stock: 1,402,448 shares	(7,117,500)	(7,117,500)
Additional paid-in capital	145,742,163	144,000,767
Reserve	13,812,095	13,812,095
Accumulated deficit	(173,149,696)	(154,979,095)
Accumulated other comprehensive income	23,994,357	24,551,707
Total equity of the Company	3,708,163	20,684,520
Non-controlling interest	9,094,085	9,409,717
Total equity	12,802,248	30,094,237

TOTAL LIABILITIES AND EQUITY	$34,286,999	$66,091,704

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
Revenue – Products	$6,553,090	$4,953,139	$22,628,612
Revenue – Software	2,347,197	3,200,905	10,366,560
Revenue – System integration	628,880	1,012,088	4,822,003
Revenue – Others	664,423	1,118,736	817,572
TOTAL REVENUE	10,193,590	10,284,868	38,634,747

Cost – Products	5,512,305	2,910,334	18,769,338
Cost – Software	921,432	1,267,834	4,086,717
Cost – System integration	1,078,103	1,745,647	4,480,388
Cost – Others	95,350	457,390	809,947
TOTAL COST	7,607,190	6,381,205	28,146,390

GROSS PROFIT	2,586,400	3,903,663	10,488,357

Administrative expenses	8,342,842	11,223,502	20,837,181
Research and development expenses	3,044,972	3,446,867	1,477,246
Selling expenses	1,334,147	2,661,545	4,240,097
Impairment of property, plant and equipment	-	4,616,679	827,319
Impairment of intangible assets and goodwill	4,442,367	8,918,427	7,015,727
LOSS FROM OPERATIONS	(14,577,928)	(26,963,357)	(23,909,213)

Subsidy income	223,166	501,404	676,159
Gain on sale of assets	-	29,994,037	-
Loss on disposal of consolidated entities	(575,956)	-	-
Loss on sale of deposits for land use rights	(2,762,033)	-	-
Other (loss) income, net	(326,546)	776,233	(407,616)
Interest income	17,420	76,716	408,121
Interest expense	(498,931)	(3,116,777)	(5,858,770)
Change in fair value of warrant liability	34,175	(5,657,988)	-

Loss from continuing operations before income taxes	(18,466,633)	(4,389,732)	(29,091,319)

Income tax (expense ) benefit	(57,844)	(4,305,028)	4,599,559

Net loss from continuing operations	(18,524,477)	(8,694,760)	(24,491,760)
Net income (loss) from discontinued operations	-	1,498,971	(5,260,538)
NET LOSS	(18,524,477)	(7,195,789)	(29,752,298)
Less: Net loss (income) attributable to the non- controlling interest	353,876	(308,473)	520,951
NET LOSS ATTRIBUTABLE TO THE COMPANY	$(18,170,601)	$(7,504,262)	$(29,231,347)

(Loss) earnings per share - Basic and Diluted
CONTINUING OPERATIONS
Basic	$(0.45)	$(0.26)	$(0.79)
Diluted	$(0.45)	$(0.26)	$(0.79)

DISCONTINUED OPERATIONS
Basic	$-	$0.04	$(0.17)
Diluted	$-	$0.04	$(0.17)

NET LOSS PER SHARE ATTRIBUTABLE TO THE COMPANY
Basic	$(0.45)	$(0.22)	$(0.96)
Diluted	$(0.45)	$(0.22)	$(0.96)

CHINA INFORMATION TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

	2016	2015	2014
OPERATING ACTIVITIES
Net loss	$(18,524,477)	$(7,195,789)	$(29,752,298)
Adjustments to reconcile net loss to net cash used in operating activities from continuing operations:
(Income) loss from discontinued operations, net of income taxes	-	(1,498,971)	5,260,538
Provision for losses on accounts receivable and other current assets	1,995,046	2,659,499	6,398,463
Impairment of intangible assets and goodwill	4,442,367	8,918,427	7,015,727
Provision for obsolete inventories	324,581	274,663	3,808,307
Depreciation	1,736,607	1,665,257	2,135,644
Amortization of intangible assets and land use rights	845,149	876,237	917,780
(Gain) loss on sale of property and equipment and land use rights	(8,544)	(30,005,007)	(6,550)
Loss on disposal of inventories	345,963	-	476,597
Loss from disposals of consolidated entities	575,956	-	-
Loss on disposal of deposit for land use rights	2,762,033	-	-
Stock-based payment compensation for consulting services	-	98,483	120,167
Stock-based compensation	273,102	102,282	81,615
Impairment of property, plant and equipment	-	4,616,679	827,319
Income tax expense (benefit)	365,401	3,761,084	(4,603,763)
Change in fair value of warrants liability	(34,175)	5,657,988	-
Changes in operating assets and liabilities, net of effects of business acquisitions and dispositions:
Accounts receivable	(913,486)	2,914,918	(1,497,285)
Inventories	(590,274)	1,546,570	6,019,174
Other receivables and prepaid expenses	6,222,650	(1,089,481)	(3,435,388)
Advances to suppliers	1,981,816	(1,708,552)	5,781,743
Restricted cash	848,573	9,566,303	(1,515,573)
Amounts due to/from related parties	(154,331)	(1,088,001)	1,126,768
Other payables and accrued expenses	(2,344,677)	(2,736,926)	(3,808,563)
Advances from customers	(846,599)	1,598,944	(2,017,504)
Accounts payable and bills payable	(1,811,119)	(24,134,831)	(6,018,929)
Income tax payable	(312,615)	(118,973)	171,552
Net cash used in continuing operations	(2,821,053)	(25,319,197)	(12,514,459)
Net cash used in operating activities from discontinued operations	-	(595,404)	(115,066)
Net cash used in operating activities	(2,821,053)	(25,914,601)	(12,629,525)

INVESTING ACTIVITIES
Deposit (paid) received for assets held-for sale	-	(20,717)	13,024,000
Deposit refunded for land use rights	-	-	3,355,088
Cash acquired in Biznest acquisition	-	-	67,506
Proceeds from sale of property and equipment	299,298	55,101	6,561
Consideration paid for acquisition of Biznest	-	(1,488,969)	(5,951,968)
Investment in Geo	-	-	(128,901)
Investment in Biznest's joint company	(45,179)	-	-
Capitalized and purchased software development costs	-	(66,870)	(1,353,028)
Purchases of property and equipment	(3,463,915)	(3,004,209)	(529,053)
Investment in Zhongtian	-	-	(638,723)
Cash received from sale of Zhongtian and Geo	12,312,378	-	-
Cash received for sale of assets held for sale	-	45,052,000	-
Net cash provided by investing activities from continuing operations	9,102,582	40,526,336	7,851,482
Net cash provided by (used in) investing activities from discontinued operations	-	1,558,581	(1,530,773)
Net cash provided by investing activities	9,102,582	42,084,917	6,320,709

FINANCING ACTIVITIES

Borrowings under short-term loans	10,541,720	44,584,103	58,862,064
Common stock issued for cash	-	12,786,353	3,683,028
Decrease (increase) in restricted cash in relation to bank borrowings	-	543,300	256,427
Repayment of short-term loans	(17,101,230)	(79,952,564)	(56,153,075)
Repurchase of ordinary shares	(379,710)	(1,310,184)	(1,290,000)
Repayment of long-term loans	(214,527)	(97,751)	(94,279)
Cash paid to warrant holders	-	(542,806)	-
Net cash (used in) provided by financing activities from continuing operations	(7,153,747)	(23,989,549)	5,264,165
Net cash (used in) provided by financing activities from discontinued operations	-	(147,237)	1,131,223
Net cash (used in) provided by financing activities	(7,153,747)	(24,136,786)	6,395,388
Effect of exchange rate changes on cash and cash equivalents	837,747	564,125	19,027

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(34,471)	(7,402,345)	105,599
CASH AND CASH EQUIVALENTS, BEGINNING	3,786,846	11,189,191	11,083,592
CASH AND CASH EQUIVALENTS, ENDING	$3,752,375	$3,786,846	$11,189,191
Less cash and cash equivalents from discontinued operations	$-	$-	$4,499,343
CASH AND CASH EQUIVALENTS FROM CONTINUING OPERATIONS, end of period	$3,752,375	$3,786,846	$6,689,848